UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)*

WisdomTree Investments, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

97717P104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Michael Steinhardt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,054,851
	6.	SHARED VOTING POWER 1,914,590
	7.	SOLE DISPOSITIVE POWER 7,054,851
	8.	SHARED DISPOSITIVE POWER 1,914,590

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,969,441
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.18%
12.	TYPE OF REPORTING PERSON IN

Item 1.	Issuer

(a)	Name of Issuer: WisdomTree Investments, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

230 Park Avenue, 3rd Floor West

New York, New York 10169

Item 2.	Filing Person

(a)	Name of Persons Filing: Michael Steinhardt

(b)	Address of Principal Business Office or, if None, Residence:

712 Fifth Avenue, 34th Floor, New York, NY 10019

(c)	Citizenship: United States

(d)	Title of Class of Securities:

Common stock, $0.01 par value per share

(e)	CUSIP Number: 97717P104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: shares of common stock 8,969,441*

(b)	Percent of class: 6.18%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 7,054,851

(ii)	Shared power to vote or to direct the vote: 1,914,590

(iii)	Sole power to dispose or to direct the disposition: 7,054,851

(iv)	Shared power to dispose or to direct the disposition of: 1,914,590

*

As of December 31, 2021, the 8,969,441 shares of common stock beneficially owned by Mr. Steinhardt included 1,914,590 shares of common stock held by The Judy and Michael Steinhardt Foundation for which Mr. Steinhardt serves as a co-Trustee with Judy Steinhardt, with whom he shares voting and dispositive power.

The percent of class was calculated based on 145,107,374 shares of common stock issued and outstanding as of December 31, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

By:	/s/ Michael Steinhardt
Michael Steinhardt

5